UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Electromed, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

285409108

(CUSIP Number)

ANDREW SUMMERS

SUMMERS VALUE PARTNERS LLC

90 Madison Street, Suite 303

Denver, Colorado 80206

(303) 502-3339

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 8, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

Summers Value Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		320,224
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

320,224
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

320,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

SVP Deal Fund 1 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		166,758
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

166,758
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

166,758
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

Summers Value Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		320,224
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

320,224
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

320,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

SVP Deal Fund 1 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		166,758
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

166,758
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

166,758
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

Summers Value Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		486,982
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

486,982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

486,982
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

OO, IA

6

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

Andrew Summers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		486,982
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

486,982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

486,982
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IN, HC

7

CUSIP No. 285409108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Electromed, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 500 Sixth Avenue NW, New Prague, Minnesota 56071.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Summers Value Fund LP, a Delaware limited partnership (“Summers Value Fund”);
(ii)	SVP Deal Fund 1 LP, a Delaware limited partnership (“SVP Fund”);
(iii)	Summers Value Partners GP LLC, a Delaware limited liability company (“Summers Value GP”), which serves as the general partner of Summers Value Fund;
(iv)	SVP Deal Fund 1 GP LLC, a Delaware limited liability company (“SVP GP”), which serves as the general partner of SVP Fund;
(v)	Summers Value Partners LLC, a Delaware limited liability company (“Summers Value Partners”), which serves as the investment manager of each of Summers Value Fund and SVP Fund; and
(vi)	Andrew Summers, as the Managing Member of each of Summers Value GP, SVP GP and Summers Value Partners.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 90 Madison Street, Suite 303, Denver, Colorado 80206.

(c)       The principal business of each of Summers Value Fund and SVP Fund is investing in securities. The principal business of Summers Value GP is serving as the general partner of Summers Value Fund. The principal business of SVP GP is serving as the general partner of SVP Fund. The principal business of Summers Value Partners is serving as the investment manager of each of Summers Value Fund and SVP Fund. The principal occupation of Mr. Summers is serving as the Managing Member of each of Summers Value GP, SVP GP and Summers Value Partners.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

8

CUSIP No. 285409108

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Summers Value Fund, SVP Fund, Summers Value GP, SVP GP and Summers Value Partners are organized under the laws of the State of Delaware. Mr. Summers is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Summers Value Fund and SVP Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 320,224 Shares beneficially owned by Summers Value Fund is approximately $2,030,220, including brokerage commissions. The aggregate purchase price of the 166,758 Shares beneficially owned by SVP Fund is approximately $1,866,422, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer’s Board of Directors (the “Board”) and management team regarding means to enhance shareholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 8,637,420 Shares outstanding as of May 7, 2021, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2021.

9

CUSIP No. 285409108

As of the date hereof, Summers Value Fund directly beneficially owned 320,224 Shares, constituting approximately 3.7% of the Shares outstanding. Summers Value GP, as the general partner of Summers Value Fund, may be deemed to beneficially own the 320,224 Shares owned by Summers Value Fund, constituting approximately 3.7% of the Shares outstanding.

As of the date hereof, SVP Fund directly beneficially owned 166,758 Shares, constituting approximately 1.9% of the Shares outstanding. SVP GP, as the general partner of SVP Fund, may be deemed to beneficially own the 166,758 Shares owned by Summers Value Fund, constituting approximately 1.9% of the Shares outstanding.

Summers Value Partners, as the investment manager of Summers Value Fund and SVP Fund, may be deemed to beneficially own the 486,982 Shares owned in the aggregate by Summers Value Fund and SVP Fund, constituting approximately 5.6% of the Shares outstanding. Mr. Summers, as the Managing Member of each of Summers Value GP, SVP GP and Summers Value Partners, may be deemed to beneficially own the 486,982 Shares owned in the aggregate by Summers Value Fund and SVP Fund, constituting approximately 5.6% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       By virtue of their respective relationships to Summers Value Fund, each of Summers Value Fund, Summers Value GP, Summers Value Partners and Mr. Summers may be deemed to share the power to vote and dispose of the Shares reported owned by Summers Value Fund.

By virtue of their respective relationships to SVP Fund, each of SVP Fund, SVP GP, Summers Value Partners and Mr. Summers may be deemed to share the power to vote and dispose of the Shares reported owned by SVP Fund.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 19, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

10

CUSIP No. 285409108

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated July 19, 2021.

11

CUSIP No. 285409108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2021

Summers Value Fund LP

By:	Summers Value Partners GP LLC General Partner

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

SVP Deal Fund 1 LP

By:	SVP Deal Fund 1 GP LLC General Partner

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

Summers Value Partners GP LLC

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

SVP Deal Fund 1 GP LLC

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

Summers Value Partners LLC

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

/s/ Andrew Summers
Andrew Summers

12

CUSIP No. 285409108

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

Summers Value Fund LP

Purchase of Common Stock	100	11.1400	06/25/2021
Purchase of Common Stock	100	11.7200	07/09/2021
Purchase of Common Stock	388	11.7300	07/09/2021

SVP Deal Fund 1 LP

Purchase of Common Stock	2,687	10.8800	06/15/2021
Purchase of Common Stock	5,000	10.6900	06/15/2021
Purchase of Common Stock	5,000	10.5600	06/15/2021
Purchase of Common Stock	5,000	10.6100	06/15/2021
Purchase of Common Stock	2,537	10.6300	06/15/2021
Purchase of Common Stock	2	10.6500	06/15/2021
Purchase of Common Stock	2,461	10.6800	06/15/2021
Purchase of Common Stock	1,692	10.4700	06/15/2021
Purchase of Common Stock	348	10.5500	06/16/2021
Purchase of Common Stock	4,652	10.6000	06/16/2021
Purchase of Common Stock	5,000	10.6500	06/16/2021
Purchase of Common Stock	5,000	10.6000	06/16/2021
Purchase of Common Stock	5,000	10.5800	06/16/2021
Purchase of Common Stock	10	10.5000	06/16/2021
Purchase of Common Stock	2,000	10.5800	06/17/2021
Purchase of Common Stock	3,500	10.6100	06/17/2021
Purchase of Common Stock	3,500	10.5100	06/17/2021
Purchase of Common Stock	100	10.5200	06/17/2021
Purchase of Common Stock	1,900	10.5300	06/17/2021
Purchase of Common Stock	3,000	10.5100	06/17/2021
Purchase of Common Stock	506	10.5100	06/17/2021
Purchase of Common Stock	494	10.5200	06/17/2021
Purchase of Common Stock	3,000	10.5100	06/17/2021
Purchase of Common Stock	5,000	10.5100	06/17/2021
Purchase of Common Stock	600	11.1300	06/25/2021
Purchase of Common Stock	4,000	11.8000	06/25/2021
Purchase of Common Stock	1,000	11.7600	06/25/2021
Purchase of Common Stock	1,000	11.7000	06/25/2021
Purchase of Common Stock	1,000	11.8000	06/25/2021
Purchase of Common Stock	1,000	11.8300	06/25/2021
Purchase of Common Stock	1,000	11.7900	06/25/2021
Purchase of Common Stock	133	11.7300	06/25/2021
Purchase of Common Stock	634	11.2500	07/01/2021
Purchase of Common Stock	1,610	11.3200	07/01/2021
Purchase of Common Stock	256	11.3400	07/01/2021
Purchase of Common Stock	2,500	11.3200	07/01/2021
Purchase of Common Stock	2,107	11.3000	07/01/2021
Purchase of Common Stock	393	11.3900	07/01/2021
Purchase of Common Stock	987	11.3900	07/01/2021
Purchase of Common Stock	1,513	11.4500	07/01/2021
Purchase of Common Stock	2,057	11.4500	07/01/2021
Purchase of Common Stock	443	11.4800	07/01/2021
Purchase of Common Stock	3,000	11.4500	07/01/2021
Purchase of Common Stock	3,000	11.3700	07/01/2021
Purchase of Common Stock	2,500	11.3600	07/01/2021
Purchase of Common Stock	190	11.3500	07/01/2021
Purchase of Common Stock	3,500	11.2400	07/02/2021
Purchase of Common Stock	4	11.3800	07/02/2021
Purchase of Common Stock	1,000	11.3200	07/06/2021
Purchase of Common Stock	3,000	11.4700	07/06/2021
Purchase of Common Stock	2,500	11.4300	07/06/2021
Purchase of Common Stock	2,500	11.5100	07/06/2021
Purchase of Common Stock	2,000	11.5500	07/06/2021
Purchase of Common Stock	1,000	11.5000	07/07/2021
Purchase of Common Stock	1,000	11.4500	07/07/2021
Purchase of Common Stock	1,000	11.5100	07/07/2021
Purchase of Common Stock	317	11.5000	07/07/2021
Purchase of Common Stock	2,183	11.6000	07/07/2021
Purchase of Common Stock	721	11.7600	07/07/2021
Purchase of Common Stock	100	11.8200	07/07/2021
Purchase of Common Stock	215	11.8400	07/07/2021
Purchase of Common Stock	18	11.5500	07/08/2021
Purchase of Common Stock	100	11.6000	07/08/2021
Purchase of Common Stock	10	11.6100	07/08/2021
Purchase of Common Stock	30	11.6500	07/08/2021
Purchase of Common Stock	220	11.6900	07/08/2021
Purchase of Common Stock	2,122	11.7500	07/08/2021
Purchase of Common Stock	2,500	11.7400	07/08/2021
Purchase of Common Stock	2,500	11.6400	07/08/2021
Purchase of Common Stock	100	11.6400	07/08/2021
Purchase of Common Stock	478	11.6100	07/09/2021
Purchase of Common Stock	1,522	11.6600	07/09/2021
Purchase of Common Stock	95	11.5400	07/09/2021
Purchase of Common Stock	200	11.6000	07/09/2021
Purchase of Common Stock	196	11.6800	07/09/2021
Purchase of Common Stock	1,509	11.7100	07/09/2021
Purchase of Common Stock	2,700	11.7900	07/09/2021
Purchase of Common Stock	1,000	11.6200	07/09/2021
Purchase of Common Stock	5	11.7100	07/09/2021
Purchase of Common Stock	16	11.7200	07/09/2021
Purchase of Common Stock	979	11.7500	07/09/2021
Purchase of Common Stock	3,000	11.6200	07/12/2021
Purchase of Common Stock	4	11.7300	07/12/2021
Purchase of Common Stock	261	11.5600	07/13/2021
Purchase of Common Stock	739	11.7300	07/13/2021
Purchase of Common Stock	3,000	11.7300	07/13/2021
Purchase of Common Stock	1,000	11.6300	07/14/2021
Purchase of Common Stock	200	11.6000	07/14/2021
Purchase of Common Stock	66	11.5200	07/14/2021
Purchase of Common Stock	2,434	11.5800	07/14/2021
Purchase of Common Stock	200	11.5900	07/14/2021
Purchase of Common Stock	495	11.6100	07/14/2021
Purchase of Common Stock	1,474	11.6400	07/14/2021
Purchase of Common Stock	331	11.6400	07/14/2021
Purchase of Common Stock	100	11.6400	07/14/2021
Purchase of Common Stock	1,200	11.7000	07/14/2021
Purchase of Common Stock	408	11.7400	07/14/2021
Purchase of Common Stock	101	11.8500	07/16/2021
Purchase of Common Stock	2,399	11.9500	07/16/2021
Purchase of Common Stock	2,500	11.9500	07/16/2021
Purchase of Common Stock	271	11.8500	07/16/2021
Purchase of Common Stock	1,729	11.8600	07/16/2021
Purchase of Common Stock	2,500	11.8000	07/16/2021
Purchase of Common Stock	1,000	11.6200	07/19/2021
Purchase of Common Stock	2,500	11.5100	07/19/2021
Purchase of Common Stock	2,500	11.6600	07/19/2021
Purchase of Common Stock	694	11.5300	07/19/2021